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APPENDIX 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2001

PEACE ARCH ENTERTAINMENT GROUP INC. (Translation of Registrant's name into English)

#302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2 (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F       [X]              Form 40-F        [      ]]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       [      ]              No       [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-            )]

PEACE ARCH LOGO

December 14, 2001
FOR IMMEDIATE RELEASE

PEACE ARCH ENTERTAINMENT REPORTS RECORD REVENUE IN FISCAL 2001
AS COMPANY DELIVERS LARGEST SLATE OF TELEVISION
PROGRAMMING IN ITS HISTORY

LOSS FOR FISCAL YEAR PRIMARILY REFLECTS NON-CASH ADJUSTMENTS AND
EARLY ADOPTION OF ACCOUNTING PRINCIPLE CHANGE

VANCOUVER, British Columbia—PEACE ARCH ENTERTAINMENT GROUP INC. (AMEX: "PAE"; TSE: "PAE.A", "PAE.B"), today announced results for the quarter and fiscal year ended August 31, 2001.

Revenue for the fiscal year ended August 31, 2001, increased 56% to a record $55.4 million, compared with $35.4 million in FY2000. Excluding certain non-cash adjustments that are described below, the Company reported a net loss of ($446,000), or ($0.12) per share, for the year ended August 31, 2001, compared with reported net income of $812,000, or $0.21 per diluted share (before restatement), in the previous fiscal year. When the non-cash, non-recurring charges are included, the Company reported a net loss of ($14.3 million), or ($3.71) per share, in the fiscal year ended August 31, 2001, and a restated net loss of ($3.3 million), or ($0.86) per share, in FY2000.

"We delivered our largest slate of programming in the history of the Company during Fiscal 2001," commented Juliet Jones, President and Chief Executive Officer of Peace Arch Entertainment Group Inc. "As the leading producer of proprietary television programming in Western Canada, Peace Arch delivered 72 episodes of five television series during the fiscal year—Big Sound, First Wave, Immortal, Animal Miracles and Sausage Factory. We also delivered three new Christy movies based on the best seller by Catherine Marshall; two feature films—Now and Forever and Impossible Elephant, winner of the YTV Silver Sprocket Award at the 2001 Toronto International Film Festival for Children; and two documentaries. These programs will add significant value to our library, and we shall continue to add programming to the library from our dramatic and factual divisions in the future."

"The impact of economic recession, particularly in the United States, sharply reduced the demand for television advertising in many markets during Fiscal 2001," noted Garth Albright, Chief Financial Officer of the Company. "This required an acceleration of amortization of costs related to certain television series, which resulted in a non-cash charge against earnings in the fourth quarter."

Revenue totaled $6.6 million in the fourth quarter of FY2001, compared with $16.9 million in the quarter ended August 31, 2000. The Company reported a net loss of ($15.1 million), or ($3.88) per share, for the three months ended August 31, 2001, compared with a restated net loss of ($4.2 million), or ($1.10) per share, in the fourth quarter of FY2000. During the quarter ended August 31, 2001, the Company adjusted its estimates for the amortization of purchase goodwill and its investment in television programming, resulting in a non-cash reduction in pretax earnings of ($11.8 million). This non-cash charge resulted primarily from downward adjustments in anticipated future revenue to be derived from certain programming, largely due to the impact of economic recession upon television industry advertising revenue and prices paid for proprietary programming, particularly in the United States. As previously announced, the Company also elected the early adoption of the Accounting Standards Executive Committee's SOP 00-2 during the fourth quarter of FY2001, resulting in a non-cash reduction in pretax earnings of ($2.1 million). The impact of these non-cash adjustments, totaling ($13.9 million), is reflected in the Company's operating results for the quarter ended August 31, 2001. Excluding these adjustments, the Company's net loss would have approximated ($1.2 million), or ($0.32) per share, in the final quarter of FY2001.

As a result of the early adoption of SOP 00-2, the Company recorded a cumulative one time, after tax, non-cash charge to its opening deficit at September 1, 2000 of ($10.7 million) for the initial adoption of the new rules. This ($10.7 million) adjustment relates to changes in the limitations to capitalization of costs and the amortization of film costs, which comprised the entire amount of the restatement of FY2000 operating results (as reflected in the tables attached to this release). Many North American Entertainment Companies have reported adjustments following the adoption of SOP 00-2.

"A number of challenges were successfully addressed during Fiscal 2001," noted CFO Albright. "Our sizeable production slate placed a significant strain on working capital. This, combined with the softness in advertising markets and non-payment from a U.S. broadcaster, put us in violation of working capital covenants on our subordinated debt. We have since refinanced this debt with a short-term bridge loan that we will make best efforts to substantially repay in the very near future. We have also taken steps to further strengthen our balance sheet by converting a $6.6 million current account payable into a three-year secured loan, thus increasing our working capital and improving our operational flexibility."

"While the near-term outlook for the television programming industry remains clouded by a soft economic environment, particularly in the U.S., we are optimistic regarding new developments currently underway at Peace Arch," observed Juliet Jones. "Our recently introduced Sausage Factory series is airing to enthusiastic audiences in Canada, and we believe it will have significant appeal in other markets, as well. We are also working on a number of additional new projects and the renewal of certain programs for another season. Peace Arch has a proven track record of producing quality programming in a cost-effective manner, and we will focus upon building strategic relationships with U.S. producers and broadcasters that can benefit from the efficiencies of partnering with a Canadian company. We also plan to expand our reach into Europe, in order to fully exploit the cash flow potential of our proprietary programming library."

During FY2001, the Company increased its revolving bank line with the Royal Bank of Canada to $29.5 million, of which $18.4 million had been utilized as of August 31, 2001 (vs. bank borrowings of $5.8 million at the end of FY2000). The Company continues to utilize its bank line to fund its production slate.

A conference call to discuss the Company's operating results is scheduled for Friday, December 14, at 4:15 p.m. EST. The dial-in number for the conference call is 800-360-9865 (973-694-6836 for international callers). A recording of the conference call will be posted on our website at www.peacearch.com. A replay of the call will also be available through 5:00 p.m. EST, December 21, 2001, by dialing 800-428-6051 or 973-709-2089 for international callers and entering Access Code #219061.

The call will be hosted by Peace Arch's President and Chief Executive Officer, Juliet Jones, and its Chief Financial Officer, Garth Albright.

Peace Arch Entertainment Group Inc., one of Canada's foremost entertainment companies, creates, develops, produces and distributes proprietary television programming for worldwide markets. Headquartered in Vancouver, B.C., Peace Arch is publicly traded on the American Stock Exchange ("PAE") and on the Toronto Stock Exchange ("PAE.A" and "PAE.B"). Information on the Company's award winning television series, feature films and documentaries can be found at www.peacearch.com.

(Note: The financial statistics included in this release are represented in Canadian dollars and are reported in accordance with Generally Accepted Accounting Principles in Canada. On August 31, 2001 the Bank of Canada noon spot rate was US $0.65 for each $1.00 Canadian).

  This press release includes statements that may constitute forward-looking statements, usually containing the words "believe", "estimate","project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

For additional information, please contact:
Media inquires:	Carole Appleby, Media Relations	Investor Inquiries:	R. Jerry Falkner, CFA
	Peace Arch Entertainment Group Inc.		RJ Falkner & Company Inc.
	Tel: 604 681-9308		Tel: 800 377-9893 or 970 349-0846
	Email: cappleby@peacearch.com		Email: jerry@rjfalkner.com

(Financial Highlights to Follow)

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED BALANCE SHEETS
As at August 31, 2000 and 2001

(Reported in accordance with generally accepted accounting principles in Canada)
(Expressed in thousands of Canadian dollars)

	2000	2001
	(restated)
ASSETS
Cash and cash equivalents	$4,459	$3,977
Accounts receivable	16,443	28,203
Productions in progress	15,637	3,039
Prepaid expenses and deposits	882	459
Investment in television programming	2,560	3,667
Property and equipment	7,397	7,277
Deferred costs	1,049	410
Goodwill and trademarks	2,913	238

	$51,340	$47,270

LIABILITIES AND SHAREHOLDERS' EQUITY
Bank indebtedness	$5,797	$18,447
Accounts payable and accrued liabilities	10,095	12,876
Deferred revenue	8,338	3,191
Deferred gain	233	—
Debt	11,252	11,215

	35,715	45,729

Shareholders' equity:
Share capital	31,674	31,870
Authorized:
100,000,000 Class A Multiple Voting Shares Issued—1,105,875 (August 31, 2000—1,387,791)
100,000,000 Class B Subordinate Voting Shares Issued—2,781,969 (August 31, 2000—2,434,953)
25,000,000 Preference Shares, issuable in series; Issued—nil
Other paid-up capital	467	467
Deficit	(16,516)	(30,796)

	15,625	1,541

	$51,340	$47,270

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the Three Months and Years Ended August 31, 2000 and August 31, 2001

(Reported in accordance with generally accepted accounting principles in Canada)
(Expressed in thousands of Canadian dollars except per share information)

	3 months ended		Years ended
	2000	2001	2000	2001
	(restated)		(restated)
Revenue	$16,944	$6,600	$35,438	$55,399
Expenses:
Amortization of television programming and production costs	18,760	17,079	31,144	57,612
Other costs of production and sales	926	275	2,157	1,755
Amortization	349	368	809	1,106
Selling, general and administrative	1,076	1,379	3,668	4,521
Interest	619	485	935	1,937

	21,730	19,566	38,713	66,931

Loss from operations before undernoted	(4,786)	(12,966)	(3,275)	(11,532)
Gain on sale of asset	58	59	272	233
Loss on write-down of assets	—	(2,665)	—	(2,665)

	58	(2,606)	272	(2,432)

Loss before income taxes	(4,728)	(15,572)	(3,003)	(13,964)
Income taxes	(524)	(487)	265	316

Net loss for the period	(4,204)	(15,085)	(3,268)	(14,280)
Deficit, beginning of period, as restated	(12,312)	(15,711)	(13,248)	(16,516)

Deficit, end of period	$(16,516)	$(30,796)	$(16,516)	$(30,796)

Basic net loss per common share	$(1.10)	$(3.88)	$(0.86)	$(3.71)

Fully diluted loss per common share	$(1.10)	$(3.88)	$(0.86)	$(3.71)

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED STATEMENTS OF DEFICIT
For the Three Months and Years Ended August 31, 2000 and August 31, 2001

(Reported in accordance with generally accepted accounting principles in Canada)
(Expressed in thousands of Canadian dollars)

	3 months ended		Years ended
	2000	2001	2000	2001
	(restated)		(restated)
Balance, beginning of period, as previously reported	(5,656)	(4,975)	(6,592)	(5,780)
Adjustment to reflect change in accounting for film costs	(6,656)	(10,736)	(6,656)	(10,736)

Balance, beginning of period, as restated	(12,312)	(15,711)	(13,248)	(16,516)
Net loss for the period	(4,204)	(15,085)	(3,268)	(14,280)

Balance, end of period	(16,516)	(30,796)	(16,516)	(30,796)

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months and Years Ended August 31, 2000 and August 31, 2001

(Reported in accordance with generally accepted accounting principles in Canada)
(Expressed in thousands of Canadian dollars)

	3 months ended		Years ended
	2000	2001	2000	2001
	(restated)		(restated)
Operating activities:
Net loss	$(4,204)	$(15,085)	$(3,268)	$(14,280)
Items not involving cash:
Amortization of television programming	18,810	10,417	31,144	50,970
Other amortization	349	368	809	1,106
Interest on debt discount	23	55	48	221
Future income taxes	(890)	(403)	(124)	—
Loss (gain) on sale of assets	513	(59)	290	(233)
Loss on write-down of assets	—	2,665	—	2,665
Investment in television programming	(16,812)	(83)	(31,599)	(52,077)
Changes in non-cash working capital	(5,466)	(1,721)	(1,544)	(1,105)

	(7,677)	(3,846)	(4,244)	(12,733)

Investing activities:
Increase in deferred costs	(690)	(76)	(998)	(142)
Increase of goodwill and trademarks	(7)	(1)	(39)	(17)
Property and equipment acquired	(183)	(108)	(589)	(178)
Acquisition of assets	(477)	—	(477)	—

	(1,357)	(185)	(2,103)	(337)

Financing activities:
Issue of common shares, net	—	17	191	196
Increase in loans due to directors and shareholders	350	—	350	—
Increase (decrease) in bank indebtedness	3,886	3,120	(1,135)	12,650
Increase in debt	7,646	—	7,817	—
Repayment of debt	(664)	(79)	(872)	(258)

	11,218	3,058	6,351	12,588

Increase (decrease) in cash and cash equivalents	2,184	(973)	4	(482)
Cash and cash equivalents, beginning of period	2,275	4,950	4,455	4,459

Cash and cash equivalents, end of period	$4,459	$3,977	$4,459	$3,977

Supplementary information:
Interest paid (net of amounts capitalized)	506	17	787	1,217
Income taxes paid	(21)	(6)	505	12

SUPPLEMENTAL INFORMATION

For the convenience of the reader, the annual 2001 and 2000 operating results have been translated into US Dollars using the average exchange rate in effect for the periods. These translations are not necessarily representative of the amounts that would have been reported if the Company had historically reported its financial statements in US Dollars. In addition, the rates utilized are not necessarily indicative of rates in effect at any other time.

PEACE ARCH ENTERTAINMENT GROUP INC.

US DOLLARS

Selected Financial and Operating Information
For the Years Ended August 31, 2000 and August 31, 2001

(Reported in accordance with generally accepted accounting principles in Canada)
(Expressed in thousands of US Dollars except per share information)

Statement of Operations data:

	2000	2001
	(restated)
Revenue	$24,081	$36,009
Net loss for the period	(2,221)	(9,282)
EBITDA	(856)	(7,099)
Fully diluted loss per common share	(0.58)	(2.41)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEACE ARCH ENTERTAINMENT GROUP INC. (Registrant)

Date December 14, 2001	By	/s/ GARTH ALBRIGHT (Signature)* Garth Albright, CFO

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.
Rule as to Use of Form 6-K,

  This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.
Information and Document required to be Furnished,

  Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was—ade public by that exchange, or (iii) distributes or is required to distribute to its security holders.

  The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

  This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

  If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.
Preparation and Filing of Report

  This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.
Translations of Papers and Documents into English

  Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

  Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

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APPENDIX 2
FORM 6-K
PEACE ARCH LOGO
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
CONSOLIDATED STATEMENTS OF DEFICIT
CONSOLIDATED STATEMENTS OF CASH FLOWS
SUPPLEMENTAL INFORMATION
Statement of Operations data
SIGNATURES
GENERAL INSTRUCTIONS